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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PropertyGuru Group Ltd

Draft Registration Statement on Form F-4

Submitted September 20, 2021

CIK No. 0001873331

Dear Ms. Dao and Ms. Krebs:

On behalf of PropertyGuru Group Limited (the “Company,” “we” or “our”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 21, 2021 (the “Comment Letter”) with respect to the Draft Registration Statement on Form F-4 confidentially submitted to the Commission on September 20, 2021 (the “Draft Submission”). Concurrently with the filing of this letter, the Company has filed a Registration Statement on Form F-4 (the “Registration Statement”) through EDGAR.

To facilitate your review, we will separately deliver to you courtesy copies of the Registration Statement marked to show changes to the Draft Submission.

U.S. Securities and Exchange Commission

December 7, 2021

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement. The changes reflected in the Registration Statement include those made in response to the Staff’s comments as well as other updates, including the inclusion of the unaudited interim condensed consolidated financial statements of PropertyGuru for the six months ended June 30, 2021 and 2020 and as of June 30, 2021, the unaudited combined financial statements of the Panama Group for the six months ended June 30, 2021 and 2020 and as of June 30, 2021 and the unaudited financial statements of Bridgetown 2 as of and for the nine months ended September 30, 2021, and related disclosure.

Cover Page

1.

Please revise the prospectus cover page to present the information in plain English. Revise the cover page so that the focus is less on the mechanics and legal description of the transactions and more on highlighting that Bridgetown 2 has entered into a business combination transaction with PropertyGuru where Bridgetown 2 will merge into the newly formed PubCo, PropertyGuru will become a wholly-owned subsidiary, and Bridgetown 2 equity holders and PropertyGuru equity holders will receive ordinary shares of PubCo pursuant to the registration statement. Disclose the aggregate amount and type of consideration to be paid to the equity holders of PropertyGuru and the exchange ratio. Also disclose the number of ordinary shares that each company’s equity holders will receive.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement.

Questions and Answers About the Proposals

Q: Why is Bridgetown 2 proposing the Business Combination?, page 11

2.	Please briefly disclose PropertyGuru’s business or provide a cross-reference to the sections where PropertyGuru’s business is discussed.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Registration Statement to briefly disclose PropertyGuru’s business and provide a cross-reference to more information elsewhere in the Registration Statement.

Q: What is the PIPE financing (private placement)?, page 13

3.	Please disclose if Bridgetown 2’s Sponsor, directors, officers or their affiliates will participate in the PIPE financing.

U.S. Securities and Exchange Commission

December 7, 2021

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Registration Statement.

Q: What shall be the relative equity stakes of Bridgetown 2 shareholder...?, page 13

4.	Please clarify if the maximum redemption scenario assume the redemption of all of the public shares.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 14, 62 and 266 of the Registration Statement.

Q: How do the insiders of Bridgetown 2 intend to vote on the proposals?, page 15

5.

In light of the fact that the SPAC Sponsor and others holding 20% of outstanding Bridgetown 2 shares have agreed to vote their shares to approve the Business Combination Proposal, please disclose the percentage of the remaining shares that are needed to approve the Business Combination Proposal assuming all Bridgetown 2 outstanding shares are voted and assuming only a quorum of Bridgetown shares are voted.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Registration Statement.

Q: What Interests do Bridgetown 2’s Directors and Officers have in the Business Combination?, page 15

6.

Please quantify the aggregate dollar amount and describe the nature of what Bridgetown 2’s Sponsor, officers and directors and their affiliates have at risk that depends on completion of a business combination. For example, please quantify the following:

•	Disclose any consideration provided in exchange for these shareholders agreeing to waive their redemption rights.

•	Disclose the current market value of the Sponsor’s private placement warrants.

•	Disclose the current value of loans extended, fees due, and out-of-pocket expenses for which the these shareholders are awaiting reimbursement.

U.S. Securities and Exchange Commission

December 7, 2021

•	Disclose the amount of investment by these shareholders that will be lost as a result of waiving liquidating distributions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 34, 35, 77, 78, 144 and 145 of the Registration Statement.

7.

Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 35, 77 and 144 of the Registration Statement.

Q: What happens if a substantial number of Bridgetown 2 shareholders...exercise their redemption rights?, page 19

8.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 14 and 101 of the Registration Statement.

9.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Registration Statement.

Selected Historical Financial Data of PropertyGuru

Other Financial Data, page 42

10.	Please revise the above caption (“Other Financial Data”) to label it as Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has revised the captions on page 45 of the Registration Statement.

U.S. Securities and Exchange Commission

December 7, 2021

11.

The non-GAAP measures Adjusted EBITDA Before HQ Costs and Adjusted EBITDA Before HQ Costs Margin do not appear to be conducive to an investors’ understanding of your operating performance since they exclude your corporate HQ costs and other necessary costs of operations. Please remove them or advise us. Refer to Q&A 100.01 of the C&DI on Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 9, 10, 45, 46, 90, 138, 140, 229-231 and 233 of the Registration Statement.

Risk Factors, page 49

12.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

In response to the Staff’s comment, the Company has added a risk factor on pages 88 and 89 of the Registration Statement.

We rely on third-party suppliers and service providers..., page 68

13.

We note your disclosure in this risk factor of your reliance on Amazon Web Services for the majority of your hosting and infrastructure requirements. Please disclose the material terms of your agreement with such provider, including the term and any termination provisions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 71 of the Registration Statement.

Organizational Structure, page 120

14.

We note that the TPG Investor Entities, the KKR Investor and REA will own a minimum of approximately 67% of PubCo’s ordinary shares. Please revise the organizational diagram of PubCo after the business combination transactions to show the percentage ownership of PubCo by material groups of shareholders, including Bridgetown 2’s Sponsor and affiliates, Bridgetown 2’s public shareholders, the PIPE investors, the TPG Investor Entities, the KKR Investor and REA. Provide this information assuming both no redemptions and maximum redemptions.

U.S. Securities and Exchange Commission

December 7, 2021

In response to the Staff’s comment, the Company has amended the organizational diagrams on page 124 of the Registration Statement.

The Business Combination Proposal

Background of the Business Combination, page 121

15.

Please describe how the target was identified and by whom, and how the negotiations were started and by whom. If applicable, please disclose the identification of any targets other than the current target, including a description of any letters of intent or confidentiality agreements entered into with potential target companies. If a sponsor, a member of management or affiliates have a track record with SPACs, please provide balanced disclosure about this record and the outcomes of the prior transactions. Please also disclose if the sponsor has other SPACs in the process of searching for a target company, whether the SPAC’s sponsors considered more than one active SPAC to be the potential acquirer and how the final decision was reached.

In response to the Staff’s comment, the Company has revised the disclosure on page 126 of the Registration Statement.

16.

Expand your disclosure of the parties’ negotiations of the business combination and related agreements to discuss the specific, material terms proposed in the letters of intent, drafts of the merger agreement, and related transactions, the terms and conditions of the final merger agreement, the determination of the final structure of the proposed transaction, and the ultimate amount and form of consideration.

In response to the Staff’s comment, the Company has revised the disclosure on pages 129, 130 and 131 of the Registration Statement.

Bridgetown 2’s Board of Directors’ Reasons for the Approval of the Business Combination, page 128

17.

Please discuss how the Bridgetown 2 Board determined the $1.35 billion enterprise value of PropertyGuru. As part of the discussion, disclose the Board’s analysis of selected comparable companies that lead to its determination that the $1.35 billion valuation “represents an attractive valuation relative to selected comparable companies.”

U.S. Securities and Exchange Commission

December 7, 2021

In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 133 of the Registration Statement.

The Merger Proposal, page 142

18.

We note that the Merger Proposal includes a resolution to authorize the amended and restated memorandum and articles of PubCo in the form set forth in Annex B to the proxy statement/prospectus. Please provide for a separate vote by Bridgetown 2 shareholders to authorize the amended and restated memorandum and articles of PubCo so that Bridgetown 2 shareholders are given the opportunity to vote on material changes between PubCo’s amended and restated memorandum and articles and Bridgetown 2’s amended and restated memorandum and articles. See the Compliance and Disclosure Interpretations Regarding Unbundling under Rule 14a-4(a)(3).

In response to the Staff’s comment, the Company has revised the disclosure on pages i-iii, v, 1, 11, 12, 15-17, 20-23, 28, 31, 32, 34, 36, 37, 50, 77, 79, 80, 102-105, 107, 114, 144, 146, 147 and 151-157 of the Registration Statement.

Material Tax Considerations, page 144

19.

We note from your disclosure in this section the Merger is intended to qualify as a reorganization under Section 368(a)(1)(F) of the Tax Code. Therefore, please file an opinion of counsel supporting such a conclusion. Refer to Item 601(b)(8) of Regulation SK. See also Staff Legal Bulletin No. 19 for further guidance.

In response to the Staff’s comment, the tax opinion is included in Exhibit 8.1 of the Registration Statement and the Company has revised the disclosure on page 160 of the Registration Statement.

20.	Please revise to discuss the material tax consequences of the business combination for PropertyGuru’s equity holders who are receiving PubCo shares.

In response to the Staff’s comment, the Company respectfully notes that the Company does not believe that any additional disclosure is required regarding the material tax consequences of the Business Combination to PropertyGuru equity holders because, to the Company’s knowledge, there are no shareholders of PropertyGuru that are tax residents of the United States.

U.S. Securities and Exchange Commission

December 7, 2021

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Operations, page 57

21.	Please put brackets around the pro forma net loss per share amounts.

In response to the Staff’s comment, the Company has revised the pro forma disclosure on pages 48, 172 and 173 of the Registration Statement.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements, page 159

22.

Refer to Adjustment A3. Please describe how you gave pro forma effect to the debt capitalization and cash settlement for the balances due to and from the Panama Group as disclosed in Note 2.1 of the Panama Group’s financial statements.

In response to the Staff’s comment, the Company has revised the pro forma disclosure on page 175 of the Registration Statement to clarify the related adjustments.

23.

In connection with pro forma adjustment A3, tell us how you considered giving effect to REA’s assignment of “rights to source code and object code that was developed by the Panama Group and used in the websites and applications operated by the Panama Group in connection with their businesses prior to the transaction.” We note your disclosure in the third paragraph on page 256 in this regard.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the “rights to source code and object code that was developed by the Panama Group and used in the websites and applications operated by the Panama Group in connection with their businesses prior to the transaction” have been included in the statement of financial position of Panama Group as part of “intangible assets” based on the Company’s preliminary estimate of fair value, which remains subject to change as disclosed in the supporting footnote for pro forma adjustment A3.

U.S. Securities and Exchange Commission

December 7, 2021

24.	Please tell us how you considered giving pro forma effect to REA’s right to acquire an 18% equity interest in the combined companies.

The Company respectfully advises the Staff that the acquisition of the Panama Group was completed on August 3, 2021 through the issuance to REA of new ordinary shares in PropertyGuru’s capital comprising an 18.0% equity interest in the enlarged company which comprises the legacy operations of PropertyGuru and Panama Group. Accordingly, the issuance of new ordinary shares is accounted for as the purchase consideration in accordance with IFRS 3. In response to the Staff’s comment, the Company has revised the pro forma disclosure on pages 175-176 of the Registration Statement to clarify the related adjustments.

25.

Refer to your presentation of the estimated fair value of Bridgetown 2 net assets acquired in note C3(c). Provide us your analysis for concluding that Bridgetown 2’s private placement warrants could be considered part of deemed consideration instead of part of net assets acquired. Refer to your basis in the accounting literature.

In response to the Staff’s comment, the Company has revised the pro forma disclosure on page 177 of the Registration Statement to reflect Bridgetown 2’s private placement warrants as a component of net assets acquired instead of as an element of consideration, with no corresponding impact (net) on the calculation of the IFRS 2 charge.

26.

Refer to Adjustment C5. Addressing their manner of settlement, please provide us your basis for reclassifying the Bridgetown 2 warrant liability as equity post-acquisition. Refer to IFRS 2 or IAS 32 as appropriate.

In response to the Staff’s comment, the Company has revised the pro forma disclosure on page 171 of the Registration Statement to reflect liability accounting for the Bridgetown 2 Warrants on a post-acquisition basis.

27.

Please make clear if the exchange for the 112,000 PropertyGuru warrants with an exercise price of S$341.60 per warrant into a PubCo warrant to purchase 4,043,411 PubCo Ordinary Shares at a price of $6.92 per warrant is consistent with the exchange ratio set forth in the prospectus and whether it has been given any pro forma effect.

The Company respectfully advises the Staff that the exchange is consistent with the exchange ratio set forth in the Draft Submission. In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement to clarify the related adjustments.

U.S. Securities and Exchange Commission

December 7, 2021

Notes to Unaudited Pro Forma Condensed Combined Financial Statements 2, IFRS Policy and Presentation Alignment, page 159

28.

We note no adjustments were required to convert Bridgetown 2’s historical financial information from US GAAP to IFRS. In your presentation of the Bridgetown 2 founders’ shares, including but not limited to those shares transferred by the sponsor to the CEO and other parties, tell us how you assessed their fair value pursuant to IFRS 2 and whether they are compensatory. Provide us your assumptions regarding the grant date and vesting/service period for the share-based payments.

The Company respectfully advises the Staff that, while the Bridgetown 2 founders’ shares, including but not limited to those shares transferred by the Sponsor to the Bridgetown 2 CEO and other parties, could be compensatory and therefore within the scope of IFRS 2, the Company did not specifically assess the Bridgetown 2 accounting as the Company believes that the resulting accounting would not have any impact on the pro forma financial statements. The Company based its assessment principally on two factors, which are as follows:

(a) for purposes of the pro forma financial information, the Business Combination is depicted as a capital reorganization (with a contemporaneous listing), or capital raise, rather than a business combination in accordance with IFRS 3; accordingly, the Company concluded that including a pro forma adjustment to reflect a potential charge pursuant to IFRS 2 for the executives of the acquired entity, while consistent with pro forma treatment that would be accorded a business combination between two operating companies, is inconsistent with the transaction accounting under IFRS for a capital raising transaction (which would generally not be expected to generate any impact under IFRS other than the balance sheet recognition of proceeds to the issuer, net of the related costs).

(b) the Company also respectfully notes that the Bridgetown 2 founders’ shares, including but not limited to those shares transferred by the Sponsor to the Bridgetown 2 CEO and other parties, are also inherently reflected in the derivation of (and are arguably the primary driver of) the listing charge calculated in accordance with IFRS 2 upon consummation of the Business Combination. Accordingly, the Company also believes that recognition of a charge pursuant to IFRS 2 for the initial issuance/transfer of those shares pursuant to IFRS 2 would effectively recognize the same economic transfer or sacrifice twice in the pro forma income statement for the year ended December 31, 2020, which the Company concluded would neither be appropriate nor accretive to investors’ decision-making processes.

The Company has revised the pro forma disclosure on pages 175 and 177 of the Registration Statement to clarify the related adjustments.

U.S. Securities and Exchange Commission

December 7, 2021

Audited Consolidated Financial Statements of PropertyGuru and its Subsidiaries, page F-2

29.	Please clarify on the face of your financial statements that they are presented in Singapore Dollars.

In response to the Staff’s comment, the Company has revised the audited consolidated financial statements of PropertyGuru and its subsidiaries on pages F-2 to F-93 of the Registration Statement.

Notes to the Financial Statements

For the financial years ended 31 December 2020 and 2019

4. Segment Information, page F-32

30.

Please revise the table on page F-34 to remove the reference to Headquarters adjusted EBITDA, a non-GAAP measure. In lieu thereof, please replace the line item with the headquarters expenses associated with the subject measure.

In response to the Staff’s comment, the Company has revised the audited consolidated financial statements of PropertyGuru and its subsidiaries on page F-51 of the Registration Statement.

Audited Combined Financial Statements of the Panama Group

Notes to the combined financial statement for the financial years ended 31 December 2020 and 31 December 2019

1. General Information, page F-113

31.

We note the Panama Group’s subsidiaries in Malaysia and Thailand. In a separate note, please disclose segment information, including but not limited to geographical areas, major customers and revenues from external customers for each product and service. Refer to paragraphs 31-34 of IFRS 8.

The Company respectfully advises the Staff that the Panama Group’s financial statements have been included in the Registration Statement in accordance with S-X 3-05 as it was an acquisition of a significant business by PropertyGuru. The Panama Group is neither:

U.S. Securities and Exchange Commission

December 7, 2021

a)	an entity whose debt or equity instruments are traded in a public market; nor

b)

an entity that files, or is in the process of filling, its financial statements with a securities commission or other regulatory organization for the purpose of issuing any class of instruments in a public market.

Accordingly, the Company believes that the Panama Group is not within the scope of IFRS 8.

2. Summary of significant accounting policies

2.17 Revenue

(c) Depth credits, page F-128

32.

Please expand your disclosure to describe the nature and basis for measurement of performance obligations from depth credits, principal versus agent considerations, and significant payment terms from your customers. Refer to paragraph 119 of IFRS 15.

In response to the Staff’s comment, the Panama Group’s financial statements have been revised on pages F-162 and F-163 of the Registration Statement to describe when the Panama Group typically satisfies its performance obligations for depth credits. Disclosure on significant payment terms for depth credits as well as other revenue streams has also been included.

The disclosure in the Panama Group’s financial statements on principal versus agent considerations has also been revised in the main paragraph of Note 2.17 Revenue beginning on page F-161 to page F-162 of the Registration Statement.

17. Related party transactions and balances, page F-145

33.	Refer to your tabular disclosure of the transfer of intangible assets by REA and subsidiaries into the Panama Group. Please disclose the nature of such intangible assets for each period presented.

In response to the Staff’s comment, the Panama Group’s financial statements have been revised on page F-179 of the Registration Statement to include the nature of the intangible assets.

U.S. Securities and Exchange Commission

December 7, 2021

General

34.	Please include Annexes A (Business Combination Agreement) and B (Form of Memorandum and Articles of Association of PubCo) within the proxy statement/prospectus.

In response to the Staff’s comment, the Company has included Annexes A (Business Combination Agreement) and B (Form of Memorandum and Articles of Association of PubCo) within the proxy statement/prospectus of the Registration Statement.

*    *     *

U.S. Securities and Exchange Commission

December 7, 2021

Please contact Jonathan B. Stone at +852-3740-4703 or Gregg A. Noel at +1-650-470-4500 of Skadden, Arps, Slate, Meagher & Flom LLP should you have any questions or require further information.

Very truly yours,

/s/ Jonathan B. Stone

Jonathan B. Stone

cc:	Tony McCourt, Legal Counsel, PropertyGuru Group Ltd

Sharon Lau, Partner, Latham & Watkins LLP